FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant's Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2010 & 2009

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO DECEMBER 31, 2010 & 2009

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM OCTOBER 01 TO DECEMBER 31, 2010 & 2009

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION)

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2010 & 2009

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
S		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	157,754,332	100	178,534,973	100

s02	CURRENT ASSETS	37,004,589	23	51,920,423	29
s03	CASH AND SHORT-TERM INVESTMENTS	7,493,465	5	14,379,768	8
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	15,368,112	10	15,750,997	9
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,280,421	1	4,812,731	3
s06	INVENTORIES	1,783,579	1	1,448,102	1
s07	OTHER CURRENT ASSETS	10,079,012	6	15,528,825	9
s08	LONG - TERM	1,392,042	1	1,775,380	1
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,268,275	1	1,650,890	1
s11	OTHER INVESTMENTS	123,767	0	124,490	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	97,428,997	62	104,304,749	58
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	410,205,148	260	402,629,777	226
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	313,020,620	198	298,734,102	167
s17	CONSTRUCTIONS IN PROGRESS	244,469	0	409,074	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,594,169	2	2,360,671	1
s19	OTHER ASSETS	19,334,535	12	18,173,750	10

s20	TOTAL LIABILITIES	113,530,400	100	140,214,200	100

s21	CURRENT LIABILITIES	32,689,187	29	37,468,479	27
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	1,272,982	1	7,363,129	5
s24	STOCK MARKET LOANS	4,500,000	4	12,405,765	9
s103	OTHER LOANS WITH COST	6,178,550	5	0	0
s25	TAXES PAYABLE	2,443,268	2	2,211,626	2
s26	OTHER CURRENT LIABILITIES	18,294,387	16	15,487,959	11
s27	LONG - TERM LIABILITIES	62,569,413	55	83,105,454	59
s28	BANK LOANS	20,624,954	18	35,750,038	25
s29	STOCK MARKET LOANS	41,944,459	37	47,355,416	34
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	622,351	1	466,696	0
s32	OTHER NON CURRENT LIABILITIES	17,649,449	16	19,173,571	14

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	44,223,932	100	38,320,773	100

s34	NON-CONTROLLING INTEREST	309,323	1	41,480	0
s35	CONTROLLING INTEREST	43,914,609	99	38,279,293	100
s36	CONTRIBUTED CAPITAL	9,008,985	20	9,020,300	24
s79	CAPITAL STOCK (NOMINAL)	9,008,985	20	9,020,300	24
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	34,905,624	79	29,258,993	76
s42	RETAINED EARNINGS AND CAPITAL RESERVE	34,519,515	78	28,375,768	74
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	386,109	1	883,225	2
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
S		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND AVAILABLE INVESTMENTS	7,493,465	100	14,379,768	100
s46	CASH	817,631	11	1,010,972	7
s47	AVAILABLE INVESTMENTS	6,675,834	89	13,368,796	93

s07	OTHER CURRENT ASSETS	10,079,012	100	15,528,825	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	6,957,018	69	12,225,550	79
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	3,121,994	31	3,303,275	21

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,594,169	100	2,360,671	100
s48	AMORTIZED OR REDEEMED EXPENSES	1,640,071	63	1,442,330	61
s49	GOODWILL	103,289	4	0	0
s51	OTHERS	850,809	33	918,341	39

s19	OTHER ASSETS	19,334,535	100	18,173,750	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS FOR EMPLOYEES	17,342,200	90	16,430,857	90
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	1,992,335	10	1,742,893	10

s21	CURRENT LIABILITIES	32,689,187	100	37,468,479	100
s52	FOREIGN CURRENCY LIABILITIES	10,124,601	31	18,294,695	49
s53	MEXICAN PESOS LIABILITIES	22,564,586	69	19,173,784	51

s26	OTHER CURRENT LIABITIES	18,294,387	100	15,487,959	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	1,561,294	9	848,910	5
s89	INTEREST LIABILITIES	630,490	3	936,550	6
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	10,648,163	58	8,382,952	54
s105	BENEFITS FOR EMPLOYEES	5,454,440	30	5,319,547	34

s27	LONG-TERM LIABILITIES	62,569,413	100	83,105,454	100
s59	FOREIGN CURRENCY LIABILITIES	36,669,413	59	52,705,454	63
s60	MEXICAN PESOS LIABILITIES	25,900,000	41	30,400,000	37

s31	DEFERRED LIABILITIES	622,351	100	466,696	100
s65	GOODWILL	0	0	0	0
s67	OTHERS	622,351	100	466,696	100

s32	OTHER NON CURRENT LIABILITIES	17,649,449	100	19,173,571	100
s66	DEFERRED TAXES	14,132,763	80	15,060,058	79
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	3,516,686	20	4,113,513	21
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	9,008,985	100	9,020,300	100
s37	CAPITAL STOCK (NOMINAL)	78,398	1	78,545	1
s38	RESTATEMENT OF CAPITAL STOCK	8,930,587	99	8,941,755	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	34,519,515	100	28,375,768	100
s93	LEGAL RESERVE	1,880,513	5	1,880,513	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	17,254,840	50	6,026,566	21
s45	NET INCOME FOR THE YEAR	15,384,162	45	20,468,689	72

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	386,109	100	883,225	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	242,918	63	187,552	21
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	326,761	85	1,155,361	131
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(183,570)	(48)	(459,688)	(52)
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
S		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	4,315,402	14,451,944
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	83	84
s75	EMPLOYEES (*)	9,260	9,269
s76	WORKERS (*)	42,719	43,593
s77	OUTSTANDING SHARES (*)	18,158,000,000	18,191,892,260
s78	REPURCHASE OF OWN SHARER(*)	33,892,260	363,161,100
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
	(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO DECEMBER 31, 2010 & 2009 -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
R		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	113,563,365	100	119,100,212	100
r02	COST OF SALES AND SERVICES	62,794,963	55	63,924,713	54
r03	GROSS INCOME	50,768,402	45	55,175,499	46
r04	OPERATING EXPENSES	22,351,181	20	20,811,440	17
r05	OPERATING INCOME	28,417,221	25	34,364,059	29
r08	OTHER EXPENSES AND INCOMES (NET)	(78,337)	(0)	(1,349,680)	(1)
r06	COMPREHENSIVE FINANCING COST	(4,755,396)	(4)	(4,314,554)	(4)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSINESSES AND AFFILIATES	195,910	0	254,680	0
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	23,779,398	21	28,954,505	24
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	8,407,940	7	8,485,522	7
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	15,371,458	14	20,468,983	17
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	15,371,458	14	20,468,983	17
r19	NET INCOME OF NON-CONTROLLING INTEREST	(12,704)	0	294	0
r20	NET INCOME OF CONTROLLING INTEREST	15,384,162	14	20,468,689	17

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
R		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	113,563,365	100	119,100,212	100
r21	DOMESTIC	110,286,651	97	114,413,138	96
r22	FOREIGN	3,276,714	3	4,687,074	4
r23	TRANSLATION INTO DOLLARS (***)	259,120	0	346,021	0

r08	OTHER EXPENSES AND INCOMES (NET)	(78,337)	100	(1,349,680)	100
r49	OTHER EXPENSES AND INCOMES (NET)	1,401,365	(1,789)	260,126	(19)
r34	EMPLOYEE PROFIT SHARING	1,998,105	(2,551)	2,217,482	(164)
r35	DEFERRED EMPLOYEE PROFIT SHARING	(518,403)	662	(607,676)	45

r06	COMPREHENSIVE FINANCING COST	(4,755,396)	100	(4,314,554)	100
r24	INTEREST EXPENSE	5,733,627	(121)	6,122,328	(142)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	583,761	(12)	711,243	(16)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	394,470	(8)	1,096,531	(25)
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	8,407,940	100	8,485,522	100
r32	INCOME TAX	9,269,487	110	9,560,860	113
r33	DEFERRED INCOME TAX	(861,547)	(10)	(1,075,338)	(13)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
R		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	113,563,365	119,100,212
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	113,563,365	119,100,212
r39	OPERATING INCOME (**)	28,417,221	34,364,059
r40	NET INCOME OF CONTROLLING INTEREST (**)	15,384,162	20,468,689
r41	NET INCOME (**)	15,371,458	20,468,983
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	16,942,580	17,152,939

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM OCTOBER 01 TO DECEMBER 31, 2010 & 2009 -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	27,958,237	100	29,746,853	100
rt02	COST OF SALES AND SERVICES	15,501,832	55	16,645,479	56
rt03	GROSS INCOME	12,456,405	45	13,101,374	44
rt04	OPERATING EXPENSES	5,778,731	21	5,325,870	18
rt05	OPERATING INCOME	6,677,674	24	7,775,504	26
rt08	OTHER EXPENSES AND INCOMES (NET)	120,602	0	(136,858)	(0)
rt06	COMPREHENSIVE FINANCING COST	(846,042)	(3)	(1,221,101)	(4)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSINESSES AND AFFILIATES	46,562	0	91,718	(0)
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	5,998,796	21	6,509,263	22
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,603,142	9	1,515,659	5
rt11	NET INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	3,395,654	12	4,993,604	17
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	3,395,654	12	4,993,604	17
rt19	NET INCOME OF NON-CONTROLLING INTEREST	7,148	0	(655)	(0)
rt20	NET INCOME OF CONTROLLING INTEREST	3,388,506	12	4,994,259	17

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	27,958,237	100	29,746,853	100
rt21	DOMESTIC	27,115,303	97	28,265,240	95
rt22	FOREIGN	842,934	3	1,481,613	5
rt23	TRANSLATION INTO DOLLARS (***)	67,866	0	113,795	0

rt08	OTHER REVENUES AND (EXPENSES), NET	120,602	100	(136,858)	100
rt49	OTHER REVENUES AND (EXPENSES), NET	506,045	420	71,203	(52)
rt34	EMPLOYEE PROFIT SHARING	395,257	328	463,264	(338)
rt35	DEFERRED EMPLOYEE PROFIT SHARING	(9,814)	(8)	(255,203)	186

rt06	COMPREHENSIVE FINANCING COST	(846,042)	100	(1,221,101)	100
rt24	INTEREST EXPENSE	1,012,452	(120)	1,425,901	(117)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	179,921	(21)	149,403	(12)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(13,511)	2	55,397	(5)
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,603,142	100	1,515,659	100
rt32	INCOME TAX	2,782,561	107	1,885,766	124
rt33	DEFERRED INCOME TAX	(179,419)	(7)	(370,107)	(24)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
RT		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	4,229,002	4,286,016

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
D		FINANCIAL YEAR		FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$0.85		$1.11
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME (LOSS) FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$0.85		$1.11
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME (LOSS) FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$2.42		$2.10
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.48		$0.83
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	4.14	times	5.22	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	11.78	times	9.87	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
P		FINANCIAL YEAR		FINANCIAL YEAR

	YIELD
p01	NET INCOME (LOSS) TO OPERATING REVENUES	13.54%		17.19%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	34.76%		53.41%
p03	NET INCOME TO TOTAL ASSETS ( **)	9.74%		11.46%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	42.68		74.80
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%		0.00%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.72	times	0.67	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.17	times	1.14	times
p08	INVENTORIES ROTATION (**)	35.21	times	44.14	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	42	days	41	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.69%		5.95%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	71.97%		78.54%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	2.57	times	3.66	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	41.22%		50.64%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	64.22%		79.68%
p15	OPERATING INCOME (LOSS) TO INTEREST PAID	4.96	times	5.61	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.00	times	0.85	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.13	times	1.39	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.08	times	1.35	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.33	times	0.37	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	22.92%		38.38%
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
E		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOSS) BEFORE INCOME TAXES	23,779,398	28,954,505
e02	+(-) ITEMS NOT REQUIRING CASH	7,028,569	6,716,527
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	17,006,003	17,694,180
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	5,086,717	4,889,657
e05	CASH FLOWS BEFORE INCOME TAX	52,900,687	58,254,869
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(13,424,291)	(18,019,701)
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	39,476,396	40,235,168
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(8,766,862)	(9,759,128)
e09	CASH IN EXCESS (REQUIRED) TO BE APPLIED IN FINANCING ACTIVITIES	30,709,534	30,476,040

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(37,595,837)	(22,232,835)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(6,886,303)	8,243,205
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	14,379,768	6,136,563
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	7,493,465	14,379,768

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
E		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	7,028,569	6,716,527
e15	+ESTIMATES FOR THE PERIOD	9,462	69,669
e16	+PROVISIONS FOR THE PERIOD	7,019,107	6,646,858
e17	+(-) OTHER UNREALIZED ITEMS	0	0

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	17,006,003	17,694,180
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	17,523,330	17,948,860
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(195,910)	(254,680)
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	(321,417)	0

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	5,086,717	4,889,657
e25	+ACCRUED INTERESTS	5,733,628	6,122,328
e26	+(-) OTHER ITEMS	(646,911)	(1,232,671)

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(13,424,291)	(18,019,701)
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	485,363	(350,150)
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	(335,477)	370,658
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	1,775,698	(6,143,490)
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	580,475	(1,391,737)
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(7,959,620)	144,921
e32	+(-) INCOME TAXES PAID OR RETURNED	(7,970,730)	(10,649,903)

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(8,766,862)	(9,759,128)
e33	- PERMANENT INVESTMENT IN SHARES	405,384	(87,889)
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(9,081,596)	(10,613,208)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(6,620)	(14,168)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	126,000	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	(210,030)	956,137

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	(37,595,837)	(22,232,835)
e45	+ BANK FINANCING	10,135,980	23,689,235
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	0	0
e48	(-) BANK FINANCING AMORTIZATION	(35,727,693)	(24,552,238)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	(8,736,965)	(15,093,082)
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(3,754,187)	(4,200,480)
e56	(-) REPURCHASE OF SHARES	(339,822)	(4,095,320)
e57	+(-) OTHER ITEMS	826,850	2,019,050

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM ACCOUNT R47 IT SHALL BE EXPLAINED IN NOTES

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

---

Highlights

4th Quarter 2010

20 years of technological development.- At TELMEX, we are celebrating 20 years as a private-sector company. During this time, we have modernized, upgraded and transformed from a company that only offered telephony services to become the leading telecommunications services company in the country in a highly competitive market. For the past two decades our commitment has been to connect Mexico through the best technological platform, offering our customers the best services and conditions, and driving technological innovation through information technology and communications.

  As the leading telecommunications company in Mexico, TELMEX will continue to reduce the prices of our services and transfer to our customers the benefits derived from our significant investments, innovation, higher productivity and technological advances.

  Additionally, we continue promoting infinitum high-speed Internet access and, thanks to our customers’ preference, at December 31, 2010, we served 7.4 million broadband accesses in which infinitum is appreciated as the best connection for its quality, service, price and consistently high speed.

  At year-end 2010, we had 15.6 million lines, 291,000 fewer compared with December 2009. Of these, 13.8 million lines are in 198 LSA (Local Service Areas) where competitors are present. The remaining 1.8 million lines are in 199 LSA (Local Service Areas) in communities where competitors are not present and which cover more than 900 thousand square kilometers, or 46% of the national territory. These lines generate revenues mainly from long distance and call termination. Extending service across the large expanse of our country requires significant investments for network growth and modernization and ongoing maintenance and operating expenses.

  Our Driving Technological Innovation Program has achieved a number of significant milestones:

  -Information Technologies: 1,242 IT professionals have been trained at no cost to the participants.

  -Education and Digital Culture: At year-end we had 3,500 Bibliotecas and Aulas Digitales TELMEX in operation (TELMEX Digital Libraries and Computer Class Rooms) nationwide, benefiting more than 2 million people.

  -Connectivity in the Country: We have more than 3,500 WiFi Móvil en infinitum sites installed.

  Universidad Tecnológica Digital (Digital Technological University).- During 2011 its operations will expand to offer higher-education courses through the Internet.

  During the fourth quarter of 2010, revenues totaled 27.958 billion pesos, a decrease of 6.0% compared with the same period of 2009. Revenues from local services, long distance and interconnection decreased 7.3%, 8.2% and 8.9%, respectively. For the twelve months, revenues decreased 4.6% compared with 2009.

  From October to December, EBITDA (1) totaled 11.087 billion pesos, producing a margin of 39.7%, because the initiatives to reduce operating costs were not able to offset the decrease in revenues. Operating income totaled 6.678 billion pesos, with a margin of 23.9%.

  Net income in the fourth quarter totaled 3.389 billion pesos. In the quarter, earnings per share were 19 Mexican cents, 29.6% lower than the same period of last year, and earnings per ADR (2) were 30 US cents, a decrease of 26.8% compared with the fourth quarter of 2009.

  At year-end, 2010, total debt was the equivalent of 6.031 billion dollars. Total net debt (3) was equivalent to 5.425 billion dollars, 1.352 billion dollars less than December 31, 2009.

  Capital expenditures (Capex) were the equivalent of 323.7 million dollars in the fourth quarter. Of this investment, 65.5% was used for growth and infrastructure projects in the data business, connectivity and transmission networks. For the twelve months, Capex totaled 839.6 million dollars.

  During the fourth quarter, the company used 328.779 million pesos to repurchase 32.885 million shares.

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the conciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Operating Results

Lines and local traffic

At year-end 2010, we had 15.6 million lines, 291,000 fewer compared with December 2009. Of these, 13.8 million lines are in 198 LSA (Local Service Areas) where competitors are present. The remaining 1.8 million lines are in 199 LSA (Local Service Areas) in communities where competitors are not present and which cover more than 900 thousand square kilometers, or 46% of the national territory. These lines generate revenues mainly from long distance and call termination. Extending service across the large expanse of our country requires significant investments for network growth and modernization and ongoing maintenance and operating expenses.

During the fourth quarter, local calls decreased 6.5% compared with the same period of 2009, totaling 4.675 billion local calls. The decline reflected the lower number of billed lines due to the growth in cellular telephony services and competition from other operators, as well as the customers’ changing consumption profile.

Long distance

From October to December, domestic long distance (DLD) traffic decreased 7.6% compared with the same quarter of 2009, totaling 4.446 billion minutes, mainly due to the decrease in termination traffic with cellular telephony operators and other long distance operators.

In the quarter, outgoing international long distance (ILD) traffic increased 20.0% compared with the fourth quarter of 2009, totaling 368.9 million minutes. Among factors contributing to this increase were the inclusion of this service in the infinitum packages and the increase of termination traffic from cellular operators. Incoming international long distance traffic increased 14.5% compared with the fourth quarter of 2009, totaling 2.015 billion minutes. The incoming-outgoing ratio was 5.5 times .

Interconnection

In the fourth quarter, interconnection traffic totaled 10.554 billion minutes, 1.2% lower than the same quarter of 2009, due to the 1.3% decrease in interconnection traffic with other local and long distance operators and the 1.5% decrease in traffic related to calling party pays services.

Internet access

At TELMEX, we remain committed to offering the best services to our customers and driving the nation’s digital culture through advancing information technology and communications (ITC). We continue promoting infinitum high-speed Internet access. Thanks to our customers’ preference, we served 7.359 million broadband accesses at December 31, 2010. infinitum is appreciated as the best connection for its quality, service, price and consistently high speed.

This growth has been supported by the sales of more than 2.8 million computers since 1999 and by the promotion of our telecommunications service packages, which offer broadband Internet access and several voice services at attractive prices.

Financial Results

The following financial information for 2010 and 2009 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Revenues: In the fourth quarter, revenues totaled 27.958 billion pesos, a decrease of 6.0% compared with the same period of the previous year. Revenues related to data services decreased 7.4% because revenues from a significant security and information technologies project were recognized in the fourth quarter of 2009, which affected the comparison with revenues of the fourth quarter of 2010. Local, long distance and interconnection revenues decreased 7.3%, 8.2% and 8.9%, respectively.

  Local: Local service revenues totaled 10.012 billion pesos in the quarter, a decrease of 7.3% compared with the fourth quarter of 2009, due to decreases of 8.4% in revenue per local billed call and 6.5% in local traffic volume.

  DLD: DLD revenues totaled 2.988 billion pesos, 9.4% lower than the fourth quarter of 2009, due to the 7.6% decrease in traffic and the 2.0% decline in average revenue per minute. The total also was affected by lower revenue per minute in termination traffic with long distance operators and higher penetration of service packages that include domestic long distance service.

  ILD: ILD revenues totaled 1.359 billion pesos in the fourth quarter, a decrease of 5.4% compared with the same quarter of the previous year. Contributing factors included the 32.5% decrease in the average revenue per minute in outgoing traffic and the 20.0% increase in outgoing traffic due to the integration of ILD minutes in packages with infinitum . Incoming international long distance traffic revenues totaled 628 million pesos, an increase of 17.7% compared with the fourth quarter of the previous year, due to the increase of 14.5% in incoming traffic and the increase of 2.8% in average revenue per minute.

  Interconnection: In the quarter, interconnection revenues decreased 8.9% to 3.622 billion pesos compared with the fourth quarter of 2009, due to the 1.5% decline in calling party pays services and the decrease of 7.1% in average revenue of these services.

  Data: Data revenues are comprised mainly of Internet access services, services related to private networks and value-added services for corporate customers. Revenues from data services in the fourth quarter were 8.164 billion pesos, 7.4% lower compared with the same quarter of 2009 because revenues from a significant security and information technologies project were recognized in the fourth quarter of 2009, which affected the comparison with 2010 fourth quarter revenues. This decrease was offset by the increase of 12% in revenues related to our expanding inventory of Internet access services and ongoing marketing of value-added services for the corporate market.

Costs and expenses: In the fourth quarter of 2010, total costs and expenses were 21.280 billion pesos, 3.1% lower than the same period of the previous year, mainly due to lower expenses related to information technology and communications (ITC) projects, lower charges for uncollectables and lower interconnection costs.

  Cost of sales and services: In the fourth quarter, cost of sales and services decreased 8.5% compared with the same period of 2009, totaling 8.502 billion pesos, due to lower costs related to ITC projects, partly offset by higher costs of products and services for corporate customers and computer sales at Tiendas TELMEX (TELMEX Stores).

  Commercial, administrative and general: In the period from October to December 2010, commercial, administrative and general expenses totaled 5.778 billion pesos, 8.5% higher than the same period a year ago, mainly due to higher maintenance expenses.

  Interconnection: Interconnection costs were 2.591 billion pesos, a decrease of 10.1% compared with the fourth quarter of 2009 due to the 8.3% decrease in the amount paid to cellular telephony operators for calling party pays services and the decrease of 1.5% in calling party pays traffic.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 1.3% compared with the same quarter of 2009, to 4.409 billion pesos, as a result of lower amounts of investments in recent years.

EBITDA (1) and operating income: EBITDA (1) totaled 11.087 billion pesos in the fourth quarter of 2010, a decrease of 9.4% compared with the same period of the prior year. The EBITDA margin was 39.7%. Operating income totaled 6.678 billion pesos in the fourth quarter and the operating margin was 23.9%.

Financing cost: In the fourth quarter, financing cost produced a charge of 847 million pesos. This was a result of: i) a net interest charge of 833 million pesos, 34.7% lower than the October-December period of 2009 which included debt reduction and recognition of the market value of interest rate swaps, and ii) a net exchange loss of 14 million pesos due to the fourth-quarter exchange rate appreciation of 0.144 pesos per dollar and the 3.527 billion dollars in dollar-peso hedges in effect at the end of December 2010.

Net income: In the fourth quarter, net income was 3.389 billion pesos, 32.1% lower than the same period of the previous year. Earnings per share were 19 Mexican cents, 29.6% lower than the fourth quarter of 2009, and earnings per ADR (2) were 30 US cents, a decrease of 26.8% compared with the same period of the previous year.

Investments: In the fourth quarter, capital expenditures (Capex) were the equivalent of 323.7 million dollars, of which 65.5% was used for growth and infrastructure projects in the data business, connectivity and transmission networks. For the twelve months, investments totaled 839.6 million dollars.

Repurchase of own shares: During the fourth quarter, the company used 328.779 million pesos to repurchase 32.885 million shares.

Debt: Total debt at December 31, 2010, was the equivalent of 6.031 billion dollars, of which 84.0% is long-term, 50.1% has fixed rates considering interest rate swaps, and 59.1% is in foreign currency, equivalent to 3.567 billion dollars. To minimize risks from variations in the exchange rate, at December 31, 2010, we had dollar-peso hedges for 3.527 billion dollars.

During the quarter, we amortized 1.0 billion dollars corresponding to the anticipated payment of tranch B of the syndicated loan which was issued in August 2006 and scheduled to mature in October 2011. TELMEX used 500 million dollars of its own resources and the rest was refinanced.

Total net debt (3) decreased during the last 12 months the equivalent of 1.352 billion dollars, bringing the total to 5.425 billion dollars.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the fourth quarter of 2010 and 2009.

Mexico Local Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		4Q2010		4Q2009	Inc.		12 months 10		12 months 09	Inc.
Revenues
Access, rent and measured service	P.	9,970	P.	10,724	(7.0)	P.	40,727	P.	44,641	(8.8)
LADA interconnection		1,180		1,244	(5.1)		4,749		5,154	(7.9)
Interconnection with operators		339		377	(10.1)		1,491		1,754	(15.0)
Interconnection with cellular operators		2,464		2,683	(8.2)		10,059		11,119	(9.5)
Other		3,357		3,166	6.0		14,801		14,212	4.1
Total		17,310		18,194	(4.9)		71,827		76,880	(6.6)

Costs and expenses
Cost of sales and services		6,191		6,106	1.4		24,298		24,059	1.0
Commercial, administrative and general		4,146		4,651	(10.9)		17,410		17,851	(2.5)
Interconnection		1,602		1,788	(10.4)		6,483		7,306	(11.3)
Depreciation and amortization		2,311		2,412	(4.2)		9,335		9,818	(4.9)
Total		14,250		14,957	(4.7)		57,526		59,034	(2.6)

Operating income	P.	3,060	P.	3,237	(5.5)	P.	14,301	P.	17,846	(19.9)

EBITDA (1)	P.	5,371	P.	5,649	(4.9)	P.	23,636	P.	27,664	(14.6)

EBITDA margin (%)		31.0		31.0	-		32.9		36.0	(3.1)
Operating margin (%)		17.7		17.8	(0.1)		19.9		23.2	(3.3)

Mexico Long Distance Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		4Q2010		4Q2009	Inc.		12 months 10		12 months 09	Inc.
Revenues
Domestic long distance	P.	3,636	P.	3,824	(4.9)	P.	14,650	P.	16,259	(9.9)
International long distance		1,269		1,397	(9.2)		5,406		6,284	(14.0)
Total		4,905		5,221	(6.1)		20,056		22,543	(11.0)

Costs and expenses
Cost of sales and services		1,161		1,281	(9.4)		4,541		5,189	(12.5)
Commercial, administrative and general		1,230		1,316	(6.5)		5,005		5,515	(9.2)
Interconnection to the local network		1,767		1,833	(3.6)		7,203		7,514	(4.1)
Depreciation and amortization		421		431	(2.3)		1,698		1,788	(5.0)
Total		4,579		4,861	(5.8)		18,447		20,006	(7.8)

Operating income	P.	326	P.	360	(9.4)	P.	1,609	P.	2,537	(36.6)

EBITDA (1)	P.	747	P.	791	(5.6)	P.	3,307	P.	4,325	(23.5)

EBITDA margin (%)		15.2		15.2	(0.0)		16.5		19.2	(2.7)
Operating margin (%)		6.6		6.9	(0.3)		8.0		11.3	(3.3)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

RECOGNITION OF THE EFFECTS OF INFLATION

From January 1, 2008, Mexican FRS B-10 “Effects of Inflation”, replaced Mexican accounting Bulletin B-10 “Accounting Recognition of the Effects of Inflation on Financial Information”. Based on Mexican FRS B-10, the economic environments in Mexico in 2010 and 2009 have been qualified as non-inflationary, due to inflation in the preceding three fiscal years was 14.48% and 15.01%, respectively. Therefore, during 2010 and 2009 the effects of inflation on financial information of this period were not recognized, keeping the effects of inflation recognized up to December 31, 2007.

BALANCE SHEET

S 23 AND S 28 BANK LOANS

In this item are included the bank credits related to purchase programs to suppliers that have been traditionally reported in the suppliers' credits item of the Balance Sheet because long-term caption to suppliers does not exist in EMISNET.

TELMEX entered into a syndicated loan agreement in 2004, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to 3 billion dollars divided in three tranches, the first one for 1.3 billion dollars with a three-year maturity, the second one for 1 billion dollars with a five-year maturity years and the third one for 700 million dollars with a seven- year maturity. In August 2009, TELMEX prepaid the total amount of the first tranche, which original maturity was scheduled for October 2009. In November 2010, Telmex prepaid the second tranche, whose original maturity was scheduled for October 2011.

On June 30, 2006 Telmex entered into a syndicated loan agreement in the amount of 500 million dollars divided into two tranches of 250 million dollars each, with a four-year and six-year maturity, respectively. In March 2010, TELMEX prepaid the total amount of the first tranche, whose original maturity was scheduled for June 2010.

S 24 AND S 29 SENIOR NOTES

In the first quarter of 2005, TELMEX placed senior notes in the total amount of U.S.$1.75 billions divided into two issuances of U.S.$ 950 million and U.S.$ 800 million, respectively, the first one maturing in 2010 and bearing interest at 4.75% annual and the second one maturing in 2015 and bearing interest at 5.50% annual. Interests are payable semiannually.  In January 2010, TELMEX repaid U.S.$950 million related to the maturity of the first issuance.

In January 2006, TELMEX placed abroad a senior note in the amount of Ps. 4,500,000 (nominal value), maturing in 2016 and bearing interest at 8.75% annual. Interests are payable semiannually.

In November, 2009, TELMEX issued a bond for U.S.$500 million due 2019 with an annual interest of 5.5%, interests are payable semiannually.

In December 2007, TELMEX obtained approval for a long-term domestic senior notes program in the amount of Ps.10,000,000 (nominal value). In April 2008, domestic senior notes were placed in the amount of Ps.1,600,000. In July 2009, two issuances of domestic senior notes were made under this program for a total amount of Ps.8,000,000.

In September 2009, TELMEX obtained approval for a dual program to issue short and long-term domestic senior notes in the total amount of P. 15,000,000. In November 2009, two issuances of domestic senior notes were made under this program for a total amount of Ps.6,000,000.

S 29 SENIOR NOTES (LONG-TERM)

As of December 31, 2010 and 2009, this item rose to Ps. 41,944,459 and Ps. 47,355,416, respectively, and is comprised as follows:

	2010	2009
Domestic Senior Notes	Ps. 21,400,000	Ps. 25,900,000
Bonds	16,044,459	16,955,416
Global peso Senior Notes	Ps 4,500,000	4,500,000

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

On March 3, 2009 the Annual Ordinary Shareholders' Meeting approved to increase in Ps. 10,000,000, the funds authorized to repurchase its own shares, bringing the total maximum amount to Ps. $ 10,340,868.

From January through December 2010, the Company acquired 33.9 million L shares for Ps. 339,746 and 6,906 A shares for Ps. 76.

From January through December 2009, the Company acquired 361.2 million L shares for Ps  $4,073,625  and  1.9 million A shares for Ps. $21,695.

The Company's repurchased shares are applied to unappropiated retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

S 104 EMPLOYEES BENEFITS

This item includes the projected net assets as of December 31, 2010 and 2009 pursuant to Mexican FRS D-3 “Employees Benefits”.

S 87 OTHERS

In this item there are included the inventories for telephone plant operation, which are valued by the average cost method and up to December 31, 2007 were updated based on the specific index method which is similar to its replacement value, without exceeding their market value.

S 58 OTHER CURRENT LIABILITIES

As of December 31, 2010 and 2009, this item rose to Ps. 10,648,153 and Ps. 8,382,952 respectively and is comprised as follows:

	2010	2009
Accounts payable	Ps. 8,235,970	Ps. 6,024,730
Other accrued liabilities	1,494,816	1,254,047
Deferred credits	917,377	1,104,175

S 91 EMPLOYEE BENEFITS

This item includes liabilities for deferred employee profit sharing and actuarial obligations for labor termination as of December 31, 2010 and 2009, pursuant to Mexican FRS D-3 and Bulletin D-3, respectively.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 02) by the inventories for sale (Ref. S 06), affecting the actual inventory turnover rate.

RECLASIFICATIONS

Certain 2009 financial statements have been reclassified to conform with the presentation used for the year 2010.

INIF 19 "Change derived from the adoption of International Financial Reporting Standards"

In August 2010, the Mexican Board for Research and Development of Financial Reporting Standards, A.C. (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. -CINIF) issued the interpretation 19 to the Financial Reporting Standards (INIF 19) "Change derived from the adoption of International Financial Reporting Standards" which requires disclosure of progress in the adoption of such standards in the financial statements to be issued after September 30, 2010.

TELMEX for being a public company listed on the Mexican Stock Market (Bolsa Mexicana de Valores), has the obligation to prepare and disclose its financial information under international standards as from 2012, and plans to early adopt them starting on January 1, 2011. To date, the items that we have identified that could have an impact on the financial statements are: intangible assets, labor liabilities, financial instruments, deferred taxes and equity. The Company is in the process of quantifying the impact on the financial statements.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP

			%
Integración de Servicios TMX, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	128,234,600	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	7,230,624,600	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	279,634,377	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	665,759	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	15,377,595,000	100.00
Servicios Administrativos Tecmarketing, SA de CV	Software development, sales & management	140,687,728	100.00
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Telecomunicaciones Controladora de Servicios, S.A.	Investments in all types of businesses	138,839	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunication services	110,000,000	100.00
Telmex Holdings, Inc.	Telecommunication services	1,000	100.00
Teninver, S.A. de C.V.	Investments in all types of businesses	2,835,797,009	100.00
Uninet, S.A. de C.V.	Data transmission services	65,837,647	100.00

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)

				ACQUISITION COST	PRESENT VALUE
			%
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	510,138,000	45.00	510,138	784,875
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	16,004,000	12.79	80,020	102,401
TM and MS, L.L.C.	Internet portal (Prodigy MSN)	1	50.00	29,621	213,265
Hildebrando, S.A. de C.V.	Information Technology Services	462,768	17.63	155,737	167,734

TOTAL INVESTMENT IN ASSOCIATES				775,516	1,268,275
OTHER PERMANENT INVESTMENTS					123,767
T O T A L				775,516	1,392,042

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
EXPORT DEVELOPMENT C. (1)	Y	16/03/2006	22/07/2014	0.8452	0	0	0	0	0	0	0	172,681	134,375	134,375	44,481	0
MIZUHO CORPORATE BANK LTD(1)	Y	15/01/2007	10/03/2018	0.8022	0	0	0	0	0	0	0	782,625	782,625	782,625	782,625	1,915,288
NATIXIS (3)	Y	28/02/1986	31/03/2022	2.0000	0	0	0	0	0	0	0	24,534	24,495	24,534	24,534	88,216
SECURED DEBT
COMMERCIAL BANK
BANAMEX, S.A. (4)	N/A	28/06/2010	28/06/2011	5.6006	0	46,000	0	0	0	0	0	0	0	0	0	0
BANK OF AMERICA, N.A. (2)	Y	13/06/2008	13/06/2014	0.6528	0	0	0	0	0	0	0	0	0	247,142	370,713	0
BBV ARGENTARIA (6)	Y	12/02/2008	18/02/2014	0.5181	0	0	0	0	0	0	0	0	0	0	3,035,397	0
BBVA BANCOMER (2)	Y	30/06/2006	30/06/2012	0.5528	0	0	0	0	0	0	0	0	3,089,275	0	0	0
CITIBANK, N.A. (2)	Y	11/08/2006	11/08/2013	0.6278	0	0	0	0	0	0	0	0	2,883,323	5,766,647	0	0
CISCO SYSTEMS (3)	Y	25/04/2007	30/09/2014	4.5000	0	0	0	0	0	0	0	247,142	222,428	197,714	74,142	0
OTHER
TOTAL BANKS					0	46,000	0	0	0	0	0	1,226,982	7,136,521	7,153,037	4,331,892	2,003,504

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TELMEX 02-4(3)	N/A	31/05/2002	31/05/2012	10.2000	0	0	300,000	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 06 (5)	N/A	21/09/2006	15/09/2011	4.9400	0	500,000	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 07 (3)	N/A	23/04/2007	16/03/2037	8.3600	0	0	0	0	0	5,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 07-2 (4)	N/A	23/04/2007	16/04/2012	4.7750	0	0	4,500,000	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 08 (3)	N/A	21/04/2008	05/04/2018	8.2700	0	0	0	0	0	1,600,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 09 (4)	N/A	10/07/2009	07/07/2011	5.6150	0	4,000,000	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 09-2 (4)	N/A	10/07/2009	04/07/2013	5.8250	0	0	0	4,000,000	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 09-3 (4)	N/A	03/11/2009	30/10/2014	5.8250	0	0	0	0	4,000,000	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 09-4 (4)	N/A	03/11/2009	27/10/2016	6.1250	0	0	0	0	0	2,000,000	0	0	0	0	0	0
8 3/4 SENIOR NOTES PESOS (3)	N/A	31/01/2006	31/01/2016	8.7500	0	0	0	0	0	4,500,000	0	0	0	0	0	0
5 1/2 SENIOR NOTES (3)	Y	27/01/2005	27/01/2015	5.5000	0	0	0	0	0	0	0	0	0	0	0	9,865,909
5 1/2 SENIOR NOTES (3)	Y	12/11/2009	15/11/2019	5.5000	0	0	0	0	0	0	0	0	0	0	0	6,178,550
SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	4,500,000	4,800,000	4,000,000	4,000,000	13,100,000	0	0	0	0	0	16,044,459

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST (2)	N/A	12/11/2010	20/10/2011	0.5528	0	0	0	0	0	0	0	6,178,550	0	0	0	0
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	6,178,550	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST (S26)				0.0000	0	18,294,387	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					0	18,294,387	0	0	0	0	0	0	0	0	0	0

TOTAL					0	22,840,387	4,800,000	4,000,000	4,000,000	13,100,000	0	7,405,532	7,136,521	7,153,037	4,331,892	18,047,963

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

(1) 6 months USD Libor rate plus margin

(2) 3 months USD Libor rate plus margin

(3) Fixed Rate

(4) 28 days TIIE rate plus margin

(5) 91 days TIIE rate plus margin

(6) 3 months JPY LIBOR plus margin

B.- The following rates were considered:

- Libor at 6 months in US dollars is equivalent to a 0.4559 at December 31, 2010

- Libor at 3 months in US dollars is equivalent to 0.3028 at December 31, 2010

- TIIE at 28 days is equivalent to 4.8750 at December 31, 2010

- TIIE at 91 days is equivalent to 4.9600 at December 31, 2010

- Libor at 3 months in JPY is equivalent to 0.1881 at December 31, 2010

C.- The suppliers' Credits are reclassified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31, 2010 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	3,306,054	12.36
EURO (EUR)	11,242	16.57
JAPANESE YEN (JPY)	19,891,200	0.15

---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 6

  FOREIGN EXCHANGE MONETARY POSITION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	138,722	1,714,207	0	0	1,714,207

LIABILITIES	3,526,095	43,572,306	260,717	3,221,708	46,794,014
SHORT-TERM LIABILITIES	817,350	10,100,073	1,985	24,528	10,124,601
LONG-TERM LIABILITIES	2,708,745	33,472,233	258,732	3,197,180	36,669,413

NET BALANCE	(3,387,373)	(41,858,099)	(260,717)	(3,221,708)	(45,079,807)

NOTES:

FOREIGN CURRENCY USED:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	12.36
EURO	16.57
JAPANESE YEN	0.15

FOREIGN CURRENCY	ORIGINAL CURRENCY
CURRENT LIABILITIES EURO	1,480
LONG TERM LIABILITIES EURO JAPANESE YEN	9,762 19,891,200

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 7

  CALCULATION AND RESULT FROM MONETARY POSITION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT (ASSET) LIABILITIES

JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0
APRIL	0	0	0	0.00	0
MAY	0	0	0	0.00	0
JUNE	0	0	0	0.00	0
JULY	0	0	0	0.00	0
AUGUST	0	0	0	0.00	0
SEPTEMBER	0	0	0	0.00	0
OCTOBER	0	0	0	0.00	0
NOVEMBER	0	0	0	0.00	0
DECEMBER	0	0	0	0.00	0
RESTATEMENT	0	0	0	0.00	0
CAPITALIZATION	0	0	0	0.00	0
FOREIGN CORP.	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					0

FIGURES FOR INFORMATION PURPOSES:
CAPITALIZED MONETARY GAIN

Not applicable

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 8

  DEBT INSTRUMENTS

  Consolidated

  Final printing

  ---

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A.B. de C.V. (TELMEX's controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At December 31, 2010, the Company has complied with such restrictive covenants.

  ----

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 9

  PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

  Consolidated

  Final printing

  ---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

NOTES:

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 10

  RAW MATERIALS

  Consolidated

  Final printing

  ---

RAW MATERIALS	MAIN SUPPLIERS	ORIGIN	DOM. SUBST.	TOTAL PRODUCTION COST (%)
NOT AVAILABLE

NOTES :

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 11a

  SALES DISTRIBUTION BY PRODUCT

  SALES

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	41,006,772	0.0
LONG DISTANCE SERVICE	0	14,875,503	0.0
INTERCONNECTION	0	15,022,721	0.0
DATA	0	32,705,331	0.0
OTHERS	0	6,676,324	0.0
FOREIGN SALES
NET SETTLEMENT	0	2,434,130	0
LONG DISTANCE SERVICE	0	601,482	0
DATA	0	173,637	0
OTHERS	0	67,465	0
TOTAL		113,563,365

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 11b

  SALES DISTRIBUTION BY PRODUCT

  FOREIGN SALES

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	2,434,130
DATA	0	173,637
OTHERS	0	7,407
FOREIGN SUBSIDIARIES
LONG DISTANCE SERVICE	0	601,482
DATA	0	0
OTHERS	0	60,058
TOTAL		3,276,714
NOTES:

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANALYSIS OF PAID CAPITAL STOCK

  Consolidated

  Final printing

  ---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
	VALUE		FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.00432	0	383,477,871	0	0	383,477,871	1,656	0
AA	0.00432	0	7,839,596,082	0	7,839,596,082	0	33,848	0
L	0.00432	0	9,934,926,047	0	0	9,934,926,047	42,894	0
TOTAL			18,158,000,000	0	7,839,596,082	10,318,403,918	78,398	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,158,000,000

NOTES:
The nominal value per share is $0.0043175625 MXN

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 13

  PROJECT INFORMATION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

ITEM	Thousand of Mexican Pesos
	4th. Quarter 10 Oct-Dec	% of Advance	Amount used 2010	Budget 2010	% of Advance

DATA	1,833,462	47.0	4,354,915	3,901,693	111.6
INTERNAL PLANT	30,182	12.5	475,485	240,681	197.6
NETWORKS	289,864	37.8	917,634	766,756	119.7
TRANSMISSION NETWORK	600,454	31.1	1,599,683	1,932,968	82.8
SYSTEMS	269,651	126.0	309,214	213,979	144.5
OTHERS	936,569	30.9	2,813,860	3,028,845	92.9
TELMEX USA	78,858	68.5	117,216	115,078	101.9

TOTAL INVESTMENT TELMEX MEXICO	4,039,040	39.6	10,588,007	10,200,000	103.8

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 14

  TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

  Consolidated

  Final printing

  ---

Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated monetary assets and liabilities are valued at the prevailing exchange rate at the balance sheet date. Exchange differences from the transaction date to the time foreign currency denominated monetary assets and liabilities are settled, as well as those arising from the translation of foreign currency denominated balances at the balance sheet date are charged or credited to results of operations.

Translation of financial statements of foreign subsidiary and affiliate

The financial statements of the foreign subsidiary and affiliate are either consolidated or accounted for based on the equity method, as the case may be, once the financial statements have been adjusted to conform to Mexican Financial Reporting Standards in the corresponding local currency, and are then translated to the reporting currency. All the assets and liabilities of our foreign subsidiary and affiliate are translated to Mexican pesos at the prevailing exchange rate at the end of the period. Stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Revenues, costs and expenses are translated at the historical exchange rate. Translation differences are recorded in stockholders’ equity in the line item “Effect of translation of foreign entities” under “Accumulated other comprehensive income items.”

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION OF MEXICO)

  Consolidated

  Final printing

  ---

As of December 31, 2010, Teléfonos de México, S.A.B. de C.V. (the “Company”) had cross currency swap agreements in the equivalent of U.S.$ 3,487 million, which have hedged the exchange rate and interest rate risks related to the bonds with maturity in 2015 and 2019 for a total amount of U.S.$1,310 million and loans with maturities from 2011 to 2018 for a total amount of U.S.$ 2,177 million. These hedges allowed us to fix the exchange rate of our debt on a weighted average exchange rate of $10.7645 Mexican pesos per US dollar and an average interest rate of 28-day TIIE less a specified margin, as well as to set a fixed rate of 8.57% for the bond maturing in 2015.

At the end of the fourth quarter, the Company had forward contracts for U.S.$40 million at a exchange rate of $12.9114 Mexican pesos per US dollar.

At December 31, 2010, the Company had interest rate swaps in Mexican pesos for Ps.$16,649 million to hedge the floating rate risk in local currency fixing it at an average of 8.48%.

These transactions have been carried out based on the Company’s policies, strategies and guidelines that are explained below.

I. Qualitative and quantitative Information

i. Policies for using derivative instruments

Objective to enter into derivative transactions and selected instruments

With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company uses derivative instruments associating the hedges with the debt. The derivative instruments that have been selected are, mainly:

  instruments for purchasing US dollars at a specified future time (forwards);

  instruments that involve the exchange of principal and interest from one currency to another (cross currency swaps); and

  instruments to fix the floating interest rates of the debt (interest rate swaps).

Hedge strategies

When the market conditions are favorable, the Company’s Management determines the amounts and goal parameters under which the hedge agreements are contracted. This strategy seeks to reduce the risk exposure of abnormal market fluctuations in the main variables that affect our debt, including exchange rate and interest rate, to maintain a solid and healthy financial structure.

These strategies of hedging financial risks are included in the Corporate Governance Guidelines adopted by the Company, and its application is authorized by the Audit Committee.

Trading markets and eligible counterparties

The financial institutions and counterparties with which the Company enters into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with such counterparties. Also, the Company only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company uses derivative instruments of common use in the market, it appoints a third party that is responsible to provide the market price of such instruments. These prices are compared by the Company with the prices provided by the financial intermediaries; and, in certain transactions, the counterparty is able to act as valuation agent under the applicable documentation if it is a financial institution with a proven reputation.

Main terms and conditions of the agreements

It is a policy of the Company that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates. All the transactions with derivative instruments are made under the ISDA Master Agreement (International Swap Dealers Association) standardized and duly executed by the legal representatives of the Company and the financial institutions, and in the case of counterparties in México, pursuant to the uses and practices of the market in our country.

Margin policies, collaterals and lines of credit

In some cases, the Company has entered into an annex agreement to the ISDA Master Agreement with the financial institutions, the Credit Support Annex, which sets forth an obligation to grant collaterals for margin calls in case the mark to market value exceeds certain credit limits (threshold amount). The Company has the policy to keep a close watch of the volume of the transactions entered into with each financial institution in order to avoid, if possible, any margin call.

Processes of levels of authorization required by type of negotiation

The strategy for hedging financial risks is discussed and approved by the Audit Committee. Subsequently, the Board of Directors is informed for its knowledge and ratification. The treasury is in charge of its implementation and is supervised by the Company’s Chief Financial Officer.

Existence of an independent third party that reviews such processes

Both, the fulfillment of the Corporate Governance Guidelines and the measurement of effectiveness of the derivative instruments, to comply with the financial reporting standards, are discussed with the external auditors that validate the reasonable accounting application of the effect of such instruments in the income statement and the balance sheet.

ii. Generic description of the valuation techniques

As previously stated, derivative instruments are carried out by the Company only for hedging purposes. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

iii. Internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company’s cash generation has been enough to service debt and the established derivative instruments to hedge the risks associated with such debt.

iv. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were contracted.

At December 31, 2010, it was recognized in the statement of income an accrued net charge of Ps.$2,206 million for exchange rate hedges. In addition, it was recognized in the statement of income an accrued net charge of Ps.$2,194 million for interest rate hedges.

During the fourth quarter, there have not been any margin calls.

To date, there has not been any breach in the terms and conditions of the respective agreements.

v. Quantitative information

See TABLE 1 attached.

II. SENSITIVITY ANALYSIS

In the case of the Company, the sensitivity analysis does not apply, since the derivative instruments are only carried out for hedging purposes and therefore any change in variables (i.e. exchange rates and interest rate) that affect the cash flows of the hedged debt (primary position) would be compensated by the changes in the cash flows of the derivative instruments.

Derivative Instruments Summary
Figures in thousands of Mexican pesos and US dollars

Type of Derivative	Purpose of Hedging, Negotiation or Others	Notional Amount		Value of the Underlying Asset Variable of Reference		Reasonable Value		Maturity Amounts per year	Collateral/Lines of Credit (*)
		Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	Current Quarter	Previous Quarter

Exchange Rate Hedges (principal and interests)
		USD	USD	TIIE	TIIE	MXN	MXN
Cross Currency Swap	Hedging	3,241,518	3,586,518	4.8750	4.8733	5,883,596	8,211,129	(1)
				EXCHANGE RATE	EXCHANGE RATE
				12.3571	12.5011

Subtotal		3,241,518	3,586,518			5,883,596	8,211,129

		USD	USD	EXCHANGE RATE	EXCHANGE RATE	MXN	MXN
Forwards	Hedging	40,000	50,000	12.3571	12.5011	(20,696)	(12,742)	(2)

Total		3,281,518	3,636,518			5,862,901	8,198,387

		YEN	YEN	TIIE	TIIE	MXN	MXN
Cross Currency Swap	Hedging	19,891,200	19,891,200	4.8750	4.8733	1,073,422	1,029,815	(3)
				EXCHANGE RATE	EXCHANGE RATE
				0.1526	0.1498

Exchange Rate Hedges (interests only)
		USD	USD	TIIE	TIIE	MXN	MXN
Cross Currency Coupon Swap	Hedging		50,000	4.8750	4.8733		170	(4)
				EXCHANGE RATE	EXCHANGE RATE
				12.3571	12.5011

Interest Rate Hedges (floating rate to fixed rate)
		MXN	MXN	TIIE	TIIE	MXN	MXN
Interest Rate Swap	Hedging	16,649,250	16,649,250	4.8750	4.8733	(1,540,599)	(2,110,919)	(5)

					TOTAL	5,395,724	7,117,454

(*) Of our hedge agreements, 64% of the total hedge amount include margin calls, when the market value exceeds the amounts of the lines of credit that we have for the amount of USD$425 million.

(1) These swaps hedge the debt position in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a specified margin and with an average life of 3 years.

(2) This forward position mainly hedges debt service flows in US dollars with maturity in 2011.

(3) These swaps hedge debt position in Yens with the obligation of paying $2,000 million in Mexican pesos (equivalent to USD$246 million) at a floating rate and with maturity in February 2014.

(4) These swaps hedged the interest payment of debt in US dollars which became due on November 2010, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a margin.

(5) These agreements hedge debt position in Mexican pesos at a floating rate, fixing it at an average of 8.48% and with an average life of 6 years.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

---

ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A.B. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT AV. SAN FERNANDO No.649, COL. PEÑA POBRE 14060 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

INVESTOR INFORMATION RESPONSIBLE

INVESTORS RELATIONS MANAGER

LIC. ANNA DOMINGUEZ GONZALEZ

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

---

POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

VICE CHAIRMAN (INDEPENDENT)	C.P.	JUAN ANTONIO	PEREZ	SIMON

BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	DRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS	LIC.	PATRICK	SLIM	DOMIT
BOARD PROPIETORS	LIC.	HECTOR	SLIM	SEADE
BOARD PROPIETORS (INDEPENDENT)	SR.	MICHAEL	J.	VIOLA
BOARD PROPIETORS (INDEPENDENT)	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	ING.	MARCOS	FRANCO	HERNAIZ
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	LIC.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES	C.P.	OSCAR	VON HAUSKE	SOLIS
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 03, 2011.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - FOURTH QUARTER 2010.